TC 10/3



03052192 COMMISSION
Washington, D.C. 20549

BB 10/3

| OMB APPROVAL | |
|---|---|
| OMB Number: | 3235-0123 |
| Expires: | October 31, 2004 |
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# ANNUAL AUDITED REPORT
# FORM X-17A-5
# PART III

| SEC FILE NUMBER |
|---|
| 8- 34543 |

**FACING PAGE**

**Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder**

REPORT FOR THE PERIOD BEGINNING 07/01/02 (MM/DD/YY) AND ENDING 06/30/03 (MM/DD/YY)

## A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: TAKE CHARGE FINANCIAL!

| OFFICIAL USE ONLY |
|---|
| FIRM I.D. NO. |

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

315 UNIVERSITY AVENUE
(No. and Street)

LOS GATOS (City) CA (State) 95030 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
JOAN PERRY (408) 399-6600
(Area Code – Telephone Number)

## B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

LAUTZE & LAUTZE, CPAs & FINANCIAL ADVISORS
(Name – *if individual, state last, first, middle name*)

111 W. ST. JOHN STREET, SUITE 1010, SAN JOSE (Address) (City) CA (State) 95113 (Zip Code)

**CHECK ONE:**

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
OCT 07 2003
THOMSON FINANCIAL

**FOR OFFICIAL USE ONLY**

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

**Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.**


SEC MAIL PROCESSING
RECEIVED
SEP 29 2003
WASH, D.C.
155
SECTION

# PERRY INVESTMENTS, INC.
# dba TAKE CHARGE FINANCIAL!

## FINANCIAL STATEMENTS

**For The Year Ended June 30, 2003**

# CONTENTS



LAUTZE & LAUTZE
CPAs & FINANCIAL ADVISORS

## INDEPENDENT AUDITORS' REPORT

Board of Directors
Perry Investments, Inc.
dba Take Charge Financial!

We have audited the accompanying statement of financial condition of **Perry Investments, Inc. dba Take Charge Financial!** as of June 30, 2003 and the related statements of loss, changes in stockholder's equity, and cash flows for the year then ended that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Perry Investments, Inc. dba Take Charge Financial! as of June 30, 2003 and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Lautze & Lautze

San Jose, California
September 22, 2003

PERRY INVESTMENTS, INC.
dba TAKE CHARGE FINANCIAL!
**STATEMENT OF FINANCIAL CONDITION**
June 30, 2003

Assets

| | | |
|---|---|---|
| Cash and cash equivalents | $ | 557 |
| Commissions receivable | | 1,743 |
| Investment escrow account | | 50,000 |
| Furniture and equipment | | 9,617 |
| Deferred income taxes | | 7,791 |
| Other assets | | 4,375 |
| Total assets | $ | 74,083 |

Liabilities and Stockholder's Equity

| | | |
|---|---|---|
| Liabilities: | | |
| Accounts payable | $ | 17,481 |
| Income taxes payable | | 1,600 |
| Total liabilities | | 19,081 |
| Stockholder's equity: | | |
| Common stock, $1 par value; 10,000 shares authorized; 100 shares issued and outstanding | | 100 |
| Paid-in capital | | 236,755 |
| Accumulated deficit | | (181,853) |
| Total stockholder's equity | | 55,002 |
| Total liabilities and stockholder's equity | $ | 74,083 |

PERRY INVESTMENTS, INC.
dba TAKE CHARGE FINANCIAL!
**STATEMENT OF LOSS**
For The Year Ended June 30, 2003

| | |
|---|---|
| Revenues: | |
| Commissions and advisory fees | $ 191,291 |
| Investment income, including dividends and interest | 25,599 |
| Total revenues | 216,890 |
| Expenses: | |
| Commissions | 39,623 |
| Legal and accounting | 5,400 |
| Outside services | 68,083 |
| Travel and entertainment | 22,945 |
| Office expenses and supplies | 5,546 |
| Insurance | 1,002 |
| Computer | 3,039 |
| Depreciation | 6,268 |
| Printing and advertising | 1,060 |
| Contributions | 2,709 |
| Building expenses | 233 |
| Licenses and other taxes | 1,345 |
| Interest | 293 |
| WSCC fees | 12,475 |
| Transaction charges | 44,196 |
| Fee expenses | 16,980 |
| Rent | 24,800 |
| Utilities and telephone | 7,293 |
| Education | 729 |
| Miscellaneous | 3,135 |
| Total expenses | 267,154 |
| Loss before income taxes | (50,264) |
| Provision for income taxes | 2,748 |
| Net loss | $ (53,012) |

PERRY INVESTMENTS, INC.
dba TAKE CHARGE FINANCIAL!
**STATEMENT OF CHANGES IN STOCKHOLDER'S EQUITY**
For The Year Ended June 30, 2003

| | Common Stock | Paid-in Capital | Accumulated Deficit | Total Stockholder's Equity |
|---|---|---|---|---|
| Balances, beginning of year | $ 100 | $ 206,240 | $ (128,841) | $ 77,499 |
| Contributions | - | 30,515 | - | 30,515 |
| Net loss for the year | - | - | (53,012) | (53,012) |
| Balances, end of year | $ 100 | $ 236,755 | $ (181,853) | $ 55,002 |

PERRY INVESTMENTS, INC.
dba TAKE CHARGE FINANCIAL!
**STATEMENT OF CASH FLOWS**
For The Year Ended June 30, 2003

| | |
|---|---|
| Cash flows from operating activities: | |
| Net loss | $ (53,012) |
| Adjustments to reconcile net loss to net cash used by operating activities: | |
| Depreciation | 6,268 |
| Deferred income taxes | 1,948 |
| Decrease (increase) in assets: | |
| Commissions receivable | 2,435 |
| Other assets | (2,063) |
| Increase in liabilities: | |
| Accounts payable | 3,070 |
| Income taxes payable | 800 |
| Net cash used by operating activities | (40,554) |
| Cash flows from financing activities: | |
| Proceeds from shareholder loan | 4,540 |
| Contributions from shareholder | 30,515 |
| Net cash provided by financing activities | 35,055 |
| Net decrease in cash and cash equivalents | (5,499) |
| Cash and cash equivalents: | |
| Beginning of year | 6,056 |
| End of year | $ 557 |

Supplemental disclosure of cash flow information:

| | |
|---|---|
| Cash paid during the year for: | |
| Interest | $ 293 |
| Income taxes | $ - |

PERRY INVESTMENTS, INC.
dba TAKE CHARGE FINANCIAL!
**NOTES TO FINANCIAL STATEMENTS**
For The Year Ended June 30, 2003

## 1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

### Nature of Business

Perry Investments, Inc. dba Take Charge Financial! (the Company) was incorporated in Pennsylvania in 1986. The Company is registered as a broker-dealer with the Securities and Exchange Commission and is a member of the National Association of Securities Dealers. The Company sells wrap investments and investment advice to a wide range of individuals in San Francisco, Walnut Creek, San Jose, Los Angeles and San Diego, California. The Company does not carry security accounts for customers or perform custodial functions relating to customer securities. From time to time, the Company utilizes the services of employees of a related party and of independent contractors.

### Furniture and Equipment

Furniture and equipment are recorded at cost. Depreciation is provided on the straight-line method over five years, the estimated useful lives of the assets.

### Revenue Recognition

Commission income and the related receivables are recognized as of the settlement date. Commissions are generally collected within 30 - 45 days and are all considered collectible in the normal course of operations. Advisory fees are payable quarterly in advance, with an adjusting payment at the end of the quarter. Due to the type of income that the Company has they do no have any bad debts and as such do not have a bad debt policy.

### Income Taxes

Income tax expense includes federal and state taxes currently payable and deferred taxes arising from temporary differences between income for financial reporting and income tax purposes. These differences result principally from the use of the cash method of accounting for income tax purposes and operating loss carryovers.

### Cash Equivalents

All highly liquid debt instruments with a maturity of three months or less as of the date of purchase are considered to be cash equivalents.

### Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America, requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

PERRY INVESTMENTS, INC.
dba TAKE CHARGE FINANCIAL!
**NOTES TO FINANCIAL STATEMENTS**
For The Year Ended June 30, 2003

## 1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

### Concentration of Credit Risk

The majority of the commission income and advisory fees came from one company. The number of companies who offer similar products largely mitigates the Company's resulting exposure to concentrations of credit risk with respect to this income.

### Fair Value of Financial Instruments

The carrying amounts of cash and cash equivalents, receivables and accounts payable approximate fair value because of the short maturity of these instruments.

### Advertising

Advertising costs are expensed when incurred. Total printing and advertising costs during the year were $1,060.

## 2. FURNITURE AND EQUIPMENT

| | |
|---|---|
| Furniture and equipment | $ 105,136 |
| Less accumulated depreciation | (95,519) |
| | $ 9,617 |

## 3. INCOME TAXES

Deferred income taxes reflect the net tax effects of temporary differences between the carrying amount of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes, as well as operating loss carryforwards. Significant components of the Company's deferred income taxes as of June 30, 2003 are as follows:

| | |
|---|---|
| Deferred tax asset: | |
| Net operating loss carryforward | $ 5,533 |
| Accruals deductible in different periods | 2,258 |
| | $ 7,791 |

At June 30, 2003, the Company had a federal net operating loss carryforward of approximately $140,000, available to reduce future taxable income. This carryforward begins to expire in 2010.

PERRY INVESTMENTS, INC.
dba TAKE CHARGE FINANCIAL!
**NOTES TO FINANCIAL STATEMENTS**
For The Year Ended June 30, 2003

3. **INCOME TAXES** (CONTINUED)

The provision for income taxes is summarized as follows:

| | Federal | State | Total |
|---|---|---|---|
| Currently payable | $ - | $ 800 | $ 800 |
| Deferred | 1,767 | 181 | 1,948 |
| | $ 1,767 | $ 981 | $ 2,748 |

4. **RELATED PARTY TRANSACTIONS**

The Company rents its facilities from Complete Service Bureau, a related party through common ownership, on a month-to-month basis. This year the charge was $2,066 per month compared to $4,000 per month in 2002. The total rent paid for the year was $24,800.

Additional payments are made for:

| | |
|---|---|
| Other services | $ 62,000 |

Accounts payable of $7,195 are due to Complete Service Bureau at June 30, 2003.

5. **NET CAPITAL REQUIREMENTS**

Pursuant to the net capital provisions of Rule 15c3-1 of the Securities Exchange Act of 1934, the Company is required to maintain a minimum net capital, as defined under such provisions. Net capital and the related net capital ratio may fluctuate on a daily basis. At June 30, 2003, the Company had net capital and a net capital requirement of $33,219 and $5,000 respectively.

6. **INVESTMENT ESCROW ACCOUNT**

This account consists of a $50,000 cash deposit with Fidelity Insurance.



LAUTZE & LAUTZE
CPAs & FINANCIAL ADVISORS

Independent Auditors' Report on Supplementary Information
Required by Rule 17a-5 of the Securities and Exchange Commission

Board of Directors
Perry Investments, Inc.
dba Take Charge Financial!

We have audited the accompanying financial statements of Perry Investments, Inc. dba Take Charge Financial! as of and for the year ended June 30, 2003, and have issued our report thereon dated September 22, 2003. Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedules I, II, III and IV is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Lautze & Lautze

San Jose, California
September 22, 2003

PERRY INVESTMENTS, INC.
dba TAKE CHARGE FINANCIAL!

## SUPPLEMENTARY FINANCIAL INFORMATION

For The Year Ended June 30, 2003

PERRY INVESTMENTS, INC.
dba TAKE CHARGE FINANCIAL!
**FINANCIAL AND OPERATION COMBINED UNIFORM SINGLE REPORT**
**COMPUTATION OF BASIC NET CAPITAL REQUIREMENT**
June 30, 2003

**Schedule I**

## COMPUTATION OF NET CAPITAL

| | | | |
|---|---|---|---|
| 1. | Total ownership equity from Statement of Financial Condition | | 55,002 |
| 2. | Deduct ownership equity not allowable for Net Capital | | |
| 3. | Total ownership equity Qualified for Net Capital | | 55,002 |
| 4. | Add: | | |
| | A. Liabilities subordinated to claims of general creditors allowable in computation of net capital | | |
| | B. Other (deductions) or allowable credits (List) | | |
| 5. | Total capital and allowable subordinated liabilities | | |
| 6. | Deductions and/or charges | | |
| | A. Total non-allowable assets from Statement of Financial Condition (Notes B and C) | 21,783 | |
| | B. Secured demand note deficiency | | |
| | C. Commodity futures contracts and spot commodities proprietary capital charges | | |
| | D. Other deductions and/or charges | | 21,783 |
| 7. | Other additions and/or allowable credits (List) | | |
| 8. | Net capital before haircuts on securities positions | | 33,219 |
| 9. | Haircuts on securities (computed where applicable pursuant to 15c3-1(f)) | | |
| | A. Contractual securities commitments | | |
| | B. Subordinated securities borrowings | | |
| | C. Trading and investment securities | | |
| | 1. Exempted securities | | |
| | 2. Debt securities | | |
| | 3. Options | | |
| | 4. Other securities | | |
| | D. Undue Concentration | | |
| | E. Other (List) | | |
| 10. | Net Capital | | 33,219 |

## COMPUTATION OF BASIC NET CAPITAL REQUIREMENT

**Part A**

| | | |
|---|---|---|
| 11. | Minimum net capital required (6-2/3% of line 19) | 1,273 |
| 12. | Minimum dollar net capital requirement of reporting broker or dealer minimum net capital requirement of subsidiaries computed in accordance with Note (A) | 5,000 |
| 13. | Net capital requirement (greater of line 11 or 12) | 5,000 |
| 14. | Excess net capital (line 10 less 13) | 28,219 |
| 15. | Excess net capital at 1000% (line 10 less 10% of line 19) | 31,311 |

PERRY INVESTMENTS, INC.
dba TAKE CHARGE FINANCIAL!
**FINANCIAL AND OPERATION COMBINED UNIFORM SINGLE REPORT**
**COMPUTATION OF BASIC NET CAPITAL REQUIREMENT (CONTINUED)**
June 30, 2003

## COMPUTATION OF AGGREGATE INDEBTEDNESS

| | | | |
|---|---|---|---|
| 16. | Total liabilities from Statement of Financial Condition | | 19,081 |
| 17. | Add: | | |
| | A. Drafts from immediate credit | | |
| | B. Market value of securities borrowed from which no equivalent value is paid or credited | | |
| | C. Other unrecorded amounts (List) proprietary capital charges | | |
| 19. | Total aggregate indebtedness | | 19,081 |
| 20. | Percentage of aggregate indebtedness to net capital (line 19 ÷ by line 10) | | |

## OTHER RATIOS

| | | |
|---|---|---|
| 21. | Percentage of debt to debt equity total computed in accordance with Rule 15c3-1(d) | 0% |

## NOTES

(A) The minimum net capital requirement should be computed by adding the minimum dollars net capital requirement of the reporting broker dealer and for each subsidiary to be consolidated the greater of
1. Minimum dollar net capital requirement or
2. 6 2/3% of aggregate indebtedness or 2% of aggregate debits if alternative method is used

(B) Do not deduct the value of securities borrowed under subordination agreements or secured demand note covered by subordination agreements not in satisfactory form and the market values of memberships in exchanges contributed for use of company (contra to item 1740) and partners securities, which were included in non-allowable assets.

(C) For reports filed pursuant to paragraph (d) of Rule 17a-5. Respondent should provide a list of material non-allowable assets.

PERRY INVESTMENTS, INC.
dba TAKE CHARGE FINANCIAL!

**COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS PURSUANT TO RULE 15c3-3**

June 30, 2003

**Schedule II**

The Company did not handle any customer cash or securities during the period and does not have any customer accounts.

PERRY INVESTMENTS, INC.
dba TAKE CHARGE FINANCIAL!
**INFORMATION RELATING TO THE POSSESSION OR CONTROL REQUIREMENTS UNDER RULE 15c3-3**
June 30, 2003

**Schedule III**

The Company did not handle any customer cash or securities during the period and does not have any customer accounts.

PERRY INVESTMENTS, INC.
dba TAKE CHARGE FINANCIAL!
**RECONCILIATIONS PURSUANT TO RULES 17a-5**
June 30, 2003

**Schedule IV**

1. Reconciliation of Computation of Net Capital to Respondent's Computation

The reconciliation between the computation per Schedule I and the respondent's computation is as follows:

| | Net Capital | Aggregate Indebtedness |
|---|---|---|
| Computation per respondent | $ 57,853 | $ 11,038 |
| Differences: | | |
| Opening reserves | (191) | |
| Share capital | 30,515 | |
| Net loss | (49,060) | |
| Non-allowable assets | (5,898) | |
| Accounts payable | | 7,243 |
| Income tax payable | | 800 |
| Computation per Schedule I | $ 33,219 [1] | $ 19,081 [2] |

[1] Difference arose from net audit adjustments relating to opening reserves, paid in capital, accounts payable, fixed assets, other assets, deferred income tax expense and depreciation.

[2] Difference arose from audit adjustments relating to accounts payable and income tax payable.

## OATH OR AFFIRMATION

I, Joan Perry Pres., swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Take Charge Financial., as of Sept 26, 20 03, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Joan Perry
Signature

Pres.
Title

Paul Merchain
Notary Public



PAUL MERCHAIN
Comm. # 1252715
NOTARY PUBLIC-CALIFORNIA
Santa Clara County
My Comm. Expires Mar. 5, 2004


This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*



LAUTZE & LAUTZE
CPAs & FINANCIAL ADVISORS

## INDEPENDENT AUDITORS' REPORT ON INTERNAL CONTROL

Board of Directors
Perry Investments, Inc.
Dba Take Charge Financial!
San Jose, California

In planning and performing our audit of the financial statements and supplementary schedules of **Perry Investments, Inc. dba Take Charge Financial!** (the Company) for the year ended June 30, 2003, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on the internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtness (or aggregate debits) and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons
2. Recordation of differences required by rule 17a-13
3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit preparation of financial statements in conformity with accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, errors or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including control activities for safeguarding securities that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at June 30, 2003, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, the National Association of Securities Dealers and other regulatory agencies which rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.



San Jose, California
September 22, 2003